Strada Media, Incorporated
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Strada Media, Incorporated Management

We have reviewed the accompanying financial statements of Strada Media, Incorporated (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
November 21, 2025

STRADA MEDIA, INCORPORATED
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	288,001	1,439,290
Related Party Receivables		-	5,490
Prepaid Expenses		30,477	15,966
Total Current Assets		318,478	1,460,745
Non-Current Assets:			
Fixed Assets - net	$	48,284	36,507
Total Non-Current Assets		48,284	36,507
TOTAL ASSETS	$	366,762	1,497,253
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	82,391	4,576
Total Current Liabilities	$	82,391	4,576
Non-Current Liabilities:			
SAFE Notes	$	-	725,000
Total Non-Current Liabilities	$	-	725,000
TOTAL LIABILITIES		82,391	729,576
EQUITY			
Common Stock	$	5	5
Preferred Stock		7	5
Additional Paid-In Capital		3,275,471	1,200,488
Accumulated Deficit		(2,991,112)	(432,821)
TOTAL EQUITY	$	284,371	767,677
TOTAL LIABILITIES AND EQUITY	$	366,762	1,497,253

See Accompanying Notes to these Unaudited Financial Statements

STRADA MEDIA, INCORPORATED
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Revenue	$	720	-
Cost of Services		-	-
Gross Profit	$	720	-
Operating Expenses			
Research and Development Expense	$	1,315,565	181,300
Advertising and Marketing Expense		719,461	83,991
General and Administrative Expense		528,581	165,471
Depreciation Expense		11,539	2,059
Total Operating Expenses		**2,575,147**	**432,821**
Total Loss from Operations	$	**(2,574,427)**	**(432,821)**
Other Income (Expense)			
Interest Income	$	15,943	-
Other Income		585	-
Interest Expense		(393)	-
Total Other Income		**16,136**	**-**
Net Loss	**$**	**(2,558,291)**	**(432,821)**

See Accompanying Notes to these Unaudited Financial Statements

STRADA MEDIA, INCORPORATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Total
						Accumulated	Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Deficit	Equity
Inception at 6/13/23	-	-	-	-	-	-	-
Issuance of Capital Stock	490,000	5	510,000	5	1,200,488	-	1,200,498
Additional Paid-in Capital	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(432,821)	(432,821)
Ending balance at 12/31/23	490,000	5	510,000	5	1,200,488	(432,821)	767,677
Issuance of Capital Stock	-		174,358	2	2,074,983	-	2,074,985
Additional Paid-in Capital	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(2,558,291)	(2,558,291)
Ending balance at 12/31/24	490,000	5	684,358	7	3,275,471	(2,991,112)	284,371

See Accompanying Notes to these Unaudited Financial Statements

STRADA MEDIA, INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(2,558,291)	(432,821)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation Expense		11,539	2,059
Related Party Receivables		5,490	(5,490)
Prepaid Expenses		(14,512)	(15,966)
Accounts Payable		77,815	4,576
Total Adjustments to reconcile Net Income to Net Cash provided by (used in) operations:		80,332	(14,821)
Net Cash used in Operating Activities	$	(2,477,959)	(447,641)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(23,315)	(38,567)
Net Cash used in Investing Activities	$	(23,315)	(38,567)
FINANCING ACTIVITIES			
SAFE Notes	$	(725,000)	725,000
Common Stock		-	5
Preferred Stock		2	5
Additional Paid-In Capital		2,074,983	1,200,488
Net Cash provided by Financing Activities	$	1,349,985	1,925,498
Cash at the beginning of period		1,439,290	-
Net Cash (decrease) increase for period	$	(1,151,289)	1,439,290
Cash at end of period	$	288,001	1,439,290

Supplemental Disclosures of Cash Flow Information:	2024	2023
Cash paid during the year for:		
Interest	393	-
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
SAFE NOTES amounting to $725,000 was converted into Preferred Shares in 2024

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Strada Media, Incorporated (the ""Company"") was formed in Delaware on June 13, 2023. The Company earns revenue using a SaaS platform that leverages proprietary peer-to-peer networking and file streaming technology to enable remote creative teams to share & transfer video files. The Company's headquarters is in Burbank, California. The Company's customers are located throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $288,001 and $1,439,290 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	48,539	25,224
Production Equipment	5	13,343	13,343
Less Accumulated Depreciation	-	(13,598)	(2,059)
Totals		**48,284**	**36,507**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from subscription fees associated with access to its SaaS platform, as well as potential usage-based or premium service fees. The company's payments are generally collected in advance of the services being provided. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can either be month-to-month or annual.

Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Under the Company's policy, subscription revenue is recognized ratably over the subscription term, as the customer simultaneously receives and consumes the benefits of access to the platform. Any usage-based fees are recognized when the services are delivered, consistent with the variable consideration guidance under ASC 606. Amounts collected in advance of service delivery are recorded as deferred revenue, a liability, until the performance obligation is satisfied.

Research and Development Costs

Research and development ("R&D") costs are primarily related to the design, development, and enhancement of its proprietary SaaS platform, including personnel costs, cloud hosting used in the development environment, contracted engineering services, and testing activities.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants issued do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible. As of December 31, 2024, the Company's issued and outstanding warrants are 6,720 shares, of which, 6,440 shares are vested and 280 shares are non-vested.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	90,722	-
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(2,113)	(8,765)
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**88,608**	**(8,765)**
Less: Valuation Allowance	(88,608)	8,765
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $2,945,423. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	88,608	(8,765)
Valuation Allowance	(88,608)	8,765
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(537,241)	21.00%	(90,892)	21.00%
State taxes, net of federal benefit	(222,571)	8.70%	(37,655)	8.70%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(759,812)**	**29.70%**	**(128,548)**	**29.70%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Both co-founders, Michael Cioni & Peter Cioni, received shares in 2023 worth $5,490 for which they owed payment. Payment was received in 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The liability for SAFE Financing was $725,000 at December 31, 2023. During the year ended 2024, $724,968 was converted to Preferred Stock and the remaining amount was refunded to subscribers to avoid fractional shares. This corresponds to the liability decreasing to $0 at December 31, 2024.

NOTE 6 – EQUITY

The Company is authorized to issue a total of 10,000,000 shares, with a par value of $0.00001 per share, divided into two classes: Common Stock: 5,000,000 shares; and Preferred Stock: 5,000,000 shares.

The Company's schedule of issued and outstanding shares is shown below.

	Issued and Outstanding		
	Common Shares	**Preferred Shares**	**Total**
As of Dec. 31, 2023	490,000	510,000*	**1,000,000**
As of Dec. 31, 2024	490,000	684,358**	**1,174,358**

*Series Seed 1 - 510,000 shares
**Series Seed 2 - 174,358 shares

Dividends: Holders of Seed Preferred must first receive a dividend before any other class or series of stock.
Series Seed 1 Dividend Amount: At least $2.35294 per share (Original Issue Price).
Series Seed 2 Dividend Amount: At least $12.4742 per share (Original Issue Price).
Payment is based on the greater of the stated amount or the "Common Equivalent Dividend Amount."

Liquidation Preference: In a voluntary or involuntary liquidation or "Deemed Liquidation Event," Seed Preferred holders are paid first.

Liquidation Amount: Greater of (a) the applicable Original Issue Price plus unpaid dividends, or (b) the Common Equivalent Liquidation Amount.

Deemed Liquidation Event: Includes certain mergers, consolidations, or the sale/disposition of all or substantially all assets. The "Requisite Holders" (a majority of outstanding Seed Preferred shares) can elect otherwise.

Voting:
General: 1 vote per share, voting together with Common Stock as a single class on most matters.
Election of Directors: Common and Seed Preferred holders vote together as a single class to elect directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Nov. 21, 2025, the date these financial statements were available to be issued.

Convertible Note Issuance

In 2025, the Company issued a $690,000 convertible promissory note. This capital raise remains ongoing. The note is generally convertible into equity with 20% discount under certain circumstances, such as a qualified financing round, and accrues interest at 8% per annum.

Founder Loans

In 2025, the Company received $230,000 in loans from a founder to help fund working capital and ongoing operations. These loans are generally short-term in nature and bear interest at market-based rates.